FORM OF
                            CLASS A DISTRIBUTION PLAN


     WHEREAS, Templeton Global Opportunities Trust (the "Fund") is registered as an open-end diversified management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

     WHEREAS, the Fund and Franklin Templeton Distributors, Inc. (the "Selling Company"), a wholly owned subsidiary of Franklin Resources, Inc. and a broker-dealer registered under the Securities Exchange Act of 1934, have entered into a Distribution Agreement pursuant to which the Selling Company will act as principal underwriter of Shares of the Fund for sale to the public; and

     WHEREAS, shares of beneficial interest of the Fund are divided into classes of shares, one of which is designated Class A; and

     WHEREAS, the Board of Directors or Trustees of the Fund (the "Board") has determined to adopt this Distribution Plan (the "Plan"), in accordance with the requirements of the 1940 Act and has determined that there is a reasonable likelihood that the Plan will benefit the Fund and the holders of Class A Shares.

     NOW THEREFORE, the Fund hereby adopts, with respect to its Class A Shares, the Plan on the following terms and conditions:

     1. The Fund will reimburse the Selling Company for costs and expenses incurred in connection with the distribution and marketing of the Class A Shares of the Fund. Such distribution costs and expenses may include: (a) payments to broker-dealers who provide certain services of value to the Fund's Class A Shareholders (sometimes referred to as a "trail fee"); (b) reimbursement of expenses relating to selling and servicing efforts or of organizing and conducting sales seminars; (c) payments to employees or agents of the Selling Company who engage in or support distribution of the Class A Shares; (d) payment of the costs of preparing, printing and distributing prospectuses and reports to prospective investors and of printing and advertising expenses; (e) payment of dealer commissions and wholesaler compensation in connection with sales of the Fund's Class A Shares exceeding $1 million (for which the Fund imposes no sales charge) and interest or carrying charges in connection therewith; and (f) such other similar services as the Fund's Board determines to be reasonably calculated to result in the sale of Class A Shares.

     The Selling Company will be reimbursed for such costs, expenses or payments on a quarterly basis, subject to a limit of 0.25% per annum of the average daily net assets of the Fund's Class A Shares. Payments made out of or charged against the assets of the Class A Shares of the Fund must be in reimbursement for costs and expenses in connection with any activity which is primarily intended to result in the sale of the Fund's Class A Shares.

     2. The Plan shall not take effect with respect to the Fund's Class A Shares until it has been approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting securities of the Class A Shares of the Fund. With respect to the submission of the Plan for such a vote, it shall have been effectively approved with respect to the Fund's Class A Shares if a majority of the outstanding voting securities of the Class A Shares of the Fund votes for approval of the Plan.

     3. The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Directors or Trustees of the Fund, and (b) those Fund Board members who are not "interested persons" (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "non-interested Board members""), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

     4. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 3.

     5. Any person authorized to direct the disposition of monies paid or payable by the Class A Shares of the Fund pursuant to the Plan or any related agreement shall provide to the Fund's Board, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     6. Any agreement related to the Plan shall be in writing and shall provide:
(a) that such agreement may be terminated at any time as to the Fund's Class A Shares, without payment of any penalty, by vote of a majority of the non-interested Board members or by vote of a majority of the outstanding voting securities of the Class A Shares of the Fund, on not more than sixty days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

     7. The Plan may be terminated at any time, without payment of any penalty, by vote of a majority of the non-interested Board members, or by vote of a majority of the outstanding Class A Shares of the Fund.

     8. The Plan may be amended at any time by the Fund's Board , provided  that
(a) any amendment to increase materially the costs which the Class A Shares of the Fund may bear for distribution pursuant to the Plan shall be effective only upon approval by a vote of a majority of the Class A Shares of the Fund, and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 3 hereof.

     9. While the Plan is in effect, the selection and nomination of Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund shall be committed to the discretion of the Board members who are not interested persons.

     10. The Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which shall be in an easily accessible place.

     IN WITNESS WHEREOF, the Fund has executed this Distribution Plan on this ____ day of __________, 2006.



                      TEMPLETON GLOBAL OPPORTUNITIES TRUST


                       By: _______________________________
                           David P. Goss
                           Vice President and Assistant Secretary


                      FRANKLIN/TEMPLETON DISTRIBUTORS, INC.


                      By: ________________________________
                          Peter D. Jones
                          President